UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2026

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 5, 2026	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact

ir@aseglobal.com

Tel: +886.2.6636.5678

https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial Results for the Fourth Quarter and the Full Year of 2025

Taipei, February 5, 2026 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited1 net revenues of NT$177,915 million for 4Q25, up by 9.6% year-over-year and up by 5.5% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$14,713 million, up from NT$9,312 million in 4Q24 and up from NT$10,870 million in 3Q25. Basic earnings per share for the quarter were NT$3.37 (or US$0.219 per ADS), compared to NT$2.15 for 4Q24 and NT$2.50 for 3Q25. Diluted earnings per share for the quarter were NT$3.24 (or US$0.210 per ADS), compared to NT$2.07 for 4Q24 and NT$2.41 for 3Q25.

For the full year of 2025, the Company reported unaudited net revenues of NT$645,388 million and net income attributable to shareholders of the parent of NT$40,658 million. Basic earnings per share for the full year of 2025 were NT$9.37 (or US$0.601 per ADS). Diluted earnings per share for the full year of 2025 were NT$8.89 (or US$0.571 per ADS).

RESULTS OF OPERATIONS

4Q25 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 49%, 12%, 38%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$143,179 million for the quarter, up from NT$139,692 million in 3Q25.

-	Raw material cost totaled NT$85,490 million for the quarter, representing 48% of the total net revenues.

-	Labor cost totaled NT$19,611 million for the quarter, representing 11% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$16,525 million for the quarter.

●	Gross margin increased by 2.4 percentage points to 19.5% in 4Q25 from 17.1% in 3Q25.

 1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

●	Operating margin was 9.9% in 4Q25, compared to 7.8% in 3Q25.

●	Non-operating items:

-	Net interest expense was NT$1,712 million.

-	Net gain on foreign exchange hedging activities of NT$1,384 million.

-	Net gain on equity-method investments was NT$257 million.

-	Other net non-operating income was NT$641 million, primarily attributable to miscellaneous income.

Total non-operating income for the quarter was NT$570 million.

●	Income before tax was NT$18,260 million in 4Q25, compared to NT$13,976 million in 3Q25. We recorded income tax expenses of NT$3,248 million for the quarter, compared to NT$2,615 million in 3Q25.

●	Net income attributable to shareholders of the parent was NT$14,713 million in 4Q25, compared to NT$9,312 million in 4Q24 and NT$10,870 million in 3Q25.

●	Our total number of shares outstanding at the end of the quarter was 4,447,029,782, including treasury stock owned by our subsidiaries in 4Q25. Our 4Q25 basic earnings per share of NT$3.37 (or US$0.219 per ADS) were based on 4,360,886,216 weighted average number of shares outstanding in 4Q25. Our 4Q25 diluted earnings per share of NT$3.24 (or US$0.210 per ADS) were based on 4,462,335,188 weighted average number of shares outstanding in 4Q25.

4Q25 Results Highlights – ATM

●	Net revenues were NT$109,707 million for the quarter, up by 24.2% year-over-year and up by 9.4% sequentially.

●	Cost of revenues was NT$80,883 million for the quarter, up by 19.4% year-over-year and up by 4.2% sequentially.

-	Raw material cost totaled NT$31,146 million for the quarter, representing 28% of the total net revenues.

-	Labor cost totaled NT$16,050 million for the quarter, representing 15% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$15,075 million for the quarter.

●	Gross margin increased by 3.7 percentage points to 26.3% in 4Q25 from 22.6% in 3Q25.

●	Operating margin was 14.7% in 4Q25, compared to 10.8% in 3Q25.

4Q25 Results Highlights – EMS

●	Net revenues were NT$68,991 million, down by 7.9% year-over-year and relatively stable sequentially.

●	Cost of revenues for the quarter was NT$62,752 million, down by 8.7% year-over-year and up by 0.2% sequentially.

-	Raw material cost totaled NT$54,638 million for the quarter, representing 79% of the total net revenues.

-	Labor cost totaled NT$3,390 million for the quarter, representing 5% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,184 million for the quarter.

●	Gross margin decreased by 0.2 percentage points to 9.0% in 4Q25 from 9.2% in 3Q25.

●	Operating margin was 2.8% in 4Q25, compared to 3.7% in 3Q25.

2025 Full-Year Results Highlights – Consolidated

●	Net revenues for the full year of 2025 amounted to NT$645,388 million, up by 8.4% from the full year of 2024. Net revenues from packaging operations, testing operations, EMS operations and others represented approximately 48%, 11%, 40% and 1% of total net revenues for the year, respectively.

●	Cost of revenue for the year of 2025 was NT$531,195 million, compared to NT$498,478 million in 2024.

-	Raw material cost totaled NT$312,261 million for the year, representing 48% of total net revenues.

-	Labor cost totaled NT$73,128 million for the year, representing 11% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$62,030 million for the year.

●	Gross margin increased by 1.4 percentage points to 17.7% in 2025 from 16.3% in 2024.

●	Operating margin increased to 7.9% in 2025 from 6.6% in 2024.

●	Total non-operating income for the year was NT$545 million, compared to NT$2,517 million in 2024.

●	Income before tax was NT$51,301 million in 2025. We recognized an income tax expense of NT$9,461 million for the year.

●	Net income attributable to shareholders of the parent amounted to NT$40,658 million in 2025, compared to NT$32,483 million in 2024.

●	Our 2025 basic earnings per share of NT$9.37 (or US$0.601 per ADS) were based on 4,341,193,479 weighted average numbers of shares outstanding in 2025. Our 2025 diluted earnings per share of NT$8.89 (or US$0.571 per ADS) were based on 4,429,553,334 weighted average number of shares outstanding in 2025.

2025 Full-Year Results Highlights – ATM

●	Cost of revenues for the full year of 2025 was NT$297,848 million, compared to NT$252,712 million in 2024.

-	Raw material cost totaled NT$109,776 million for the year, representing 28% of total net revenues.

-	Labor cost totaled NT$59,876 million for the year, representing 15% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$56,435 million for the year.

●	Gross margin increased to 23.5% in 2025 from 22.5% in 2024.

●	Operating margin increased to 11.3% in 2025 from 9.8% in 2024.

2025 Full-Year Results Highlights – EMS

●	Cost of revenues was NT$235,384 million in 2025, down by 5.1% from 2024.

-	Raw material cost totaled NT$203,824 million for the year, representing 79% of total net revenues.

-	Labor cost totaled NT$12,774 million for the year, representing 5% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$4,574 million for the year.

●	Gross margin increased to 9.1% in 2025 from 9.0% in 2024.

●	Operating margin was 2.9% in both 2025 and 2024.

LIQUIdiTY AND CAPITAL RESOURCES

●	Equipment capital expenditures in 4Q25 totaled US$733 million, of which US$485 million was used in packaging operations, US$218 million in testing operations, US$28 million in EMS operations and US$2 million in interconnect materials operations and others.

●	Equipment capital expenditures in 2025 totaled US$3,396 million, of which US$2,104 million was used in packaging operations, US$1,140 million in testing operations, US$139 million in EMS operations and US$13 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$400,617 million as of December 31, 2025.

●	Current ratio was 1.28 and net debt to equity ratio was 0.46 as of December 31, 2025.

●	Total number of employees was 105,955 as of December 31, 2025, compared to 103,844 as of September 30, 2025.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 41% of our total net revenues in both 4Q25 and 3Q25. Two customers each accounted for more than 10% of our total net revenues in 4Q25 individually.

●	Our top 10 customers contributed 58% of our total net revenues in both 4Q25 and 3Q25.

●	Our customers that are integrated device manufacturers or IDMs accounted for 35% of our total net revenues in both 4Q25 and 3Q25.

EMS Basis

●	Our five largest customers together accounted for approximately 70% of our total net revenues in 4Q25, compared to 71% in 3Q25. One customer accounted for more than 10% of our total net revenues in 4Q25.

●	Our top 10 customers contributed 76% of our total net revenues in 4Q25, compared to 77% in 3Q25.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Philippines, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. The announced results of the full year of 2025 are preliminary and subject to audit adjustments. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2024 Annual Report on Form 20-F filed on March 27, 2025.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

	4Q25	3Q25	4Q24
EBITDA[2] (NT$ million)	38,344	32,613	28,797

ATM Operations

	4Q25	3Q25	4Q24
Net Revenues (NT$ million)	109,707	100,289	88,363
Revenues by Application
Communication	45%	45%	53%
Computing	25%	25%	17%
Automotive, Consumer & Others	30%	30%	30%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	49%	48%	47%
Wirebonding	24%	26%	27%
Others	7%	6%	7%
Testing	19%	18%	18%
Material	1%	2%	1%
Capacity & EBITDA
Equipment CapEx (US$ million)	704	736	616
EBITDA[2] (NT$ million)	34,451	27,969	24,845
Number of Wirebonders	25,001	25,120	25,328
Number of Testers	7,359	7,066	6,300

EMS Operations

	4Q25	3Q25	4Q24
Net Revenues (NT$ million)	68,991	69,022	74,895
Revenues by Application
Communication	30%	30%	37%
Computing	11%	9%	9%
Consumer	36%	40%	33%
Industrial	13%	12%	11%
Automotive	8%	7%	8%
Others	2%	2%	2%
Capacity
Equipment CapEx (US$ million)	28	40	24

2 EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or loss as well as other items.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ million, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2025	Sep. 30 2025	Dec. 31 2024	Dec. 31 2025	Dec. 31 2024
Net revenues
Packaging	86,465	79,806	70,285	308,343	261,732
Testing	20,863	18,420	15,713	71,900	54,562
EMS	68,555	68,405	74,243	257,193	271,293
Others	2,032	1,938	2,023	7,952	7,823
Total net revenues	177,915	168,569	162,264	645,388	595,410

Cost of revenues	(143,179)	(139,692)	(135,633)	(531,195)	(498,478)
Gross profit	34,736	28,877	26,631	114,193	96,932

Operating expenses
Research and development	(8,960)	(8,308)	(7,676)	(32,852)	(28,830)
Selling, general and administrative	(8,086)	(7,368)	(7,744)	(30,585)	(28,935)
Total operating expenses	(17,046)	(15,676)	(15,420)	(63,437)	(57,765)
Operating income	17,690	13,201	11,211	50,756	39,167

Net non-operating income and expenses
Interest expense - net	(1,712)	(1,428)	(1,308)	(5,599)	(4,864)
Foreign exchange gain (loss) - net	(2,992)	(3,790)	(2,787)	3,428	(5,539)
Gain on valuation of financial assets and liabilities - net	4,376	5,191	4,017	341	9,833
Gain (Loss) on equity-method investments - net	257	294	(133)	814	868
Others - net	641	508	441	1,561	2,219
Total non-operating income and expenses	570	775	230	545	2,517
Income before tax	18,260	13,976	11,441	51,301	41,684

Income tax expense	(3,248)	(2,615)	(1,862)	(9,461)	(7,758)
Income from operations and before non-controlling interests	15,012	11,361	9,579	41,840	33,926
Non-controlling interests	(299)	(491)	(267)	(1,182)	(1,443)

Net income attributable to shareholders of the parent	14,713	10,870	9,312	40,658	32,483

Per share data:
Earnings per share
– Basic	NT$3.37	NT$2.50	NT$2.15	NT$9.37	NT$7.52
– Diluted	NT$3.24	NT$2.41	NT$2.07	NT$8.89	NT$7.23

Earnings per equivalent ADS
– Basic	US$0.219	US$0.168	US$0.134	US$0.601	US$0.470
– Diluted	US$0.210	US$0.162	US$0.129	US$0.571	US$0.452

Number of weighted average shares used in diluted EPS calculation (in thousand shares)	4,462,335	4,419,121	4,399,409	4,429,553	4,392,013

FX (NTD/USD)	30.88	29.74	32.16	31.15	32.00

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2025	Sep. 30 2025	Dec. 31 2024	Dec. 31 2025	Dec. 31 2024
Net revenues:
Packaging	87,397	80,602	71,342	311,799	265,858
Testing	20,863	18,420	15,713	71,900	54,562
Direct material	1,352	1,190	1,233	5,191	5,130
Others	95	77	75	338	325
Total net revenues	109,707	100,289	88,363	389,228	325,875

Cost of revenues	(80,883)	(77,592)	(67,754)	(297,848)	(252,712)
Gross profit	28,824	22,697	20,609	91,380	73,163

Operating expenses:
Research and development	(7,182)	(6,695)	(6,047)	(26,240)	(22,438)
Selling, general and administrative	(5,561)	(5,140)	(5,127)	(21,045)	(18,739)
Total operating expenses	(12,743)	(11,835)	(11,174)	(47,285)	(41,177)
Operating income	16,081	10,862	9,435	44,095	31,986

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2025	Sep. 30 2025	Dec. 31 2024	Dec. 31 2025	Dec. 31 2024

Net revenues	68,991	69,022	74,895	259,079	272,550

Cost of revenues	(62,752)	(62,643)	(68,713)	(235,384)	(248,135)
Gross profit	6,239	6,379	6,182	23,695	24,415

Operating expenses
Research and development	(1,813)	(1,671)	(1,673)	(6,787)	(6,542)
Selling, general and administrative	(2,467)	(2,167)	(2,523)	(9,286)	(9,883)
Total operating expenses	(4,280)	(3,838)	(4,196)	(16,073)	(16,425)
Operating income	1,959	2,541	1,986	7,622	7,990

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ million)

(Unaudited)

	As of Dec. 31, 2025	As of Sep. 30, 2025
Current assets
Cash and cash equivalents	92,469	75,142
Financial assets – current	9,514	8,270
Trade receivables	125,042	125,663
Inventories	69,383	66,182
Others	17,387	18,823
Total current assets	313,795	294,080

Financial assets - non-current & investments - equity -method	45,677	41,678
Property, plant and equipment	421,115	397,195
Right-of-use assets	12,636	12,725
Intangible assets	64,807	65,439
Others	31,303	31,527
Total assets	889,333	842,644

Current liabilities
Short-term borrowings[3]	43,328	59,976
Long-term debts - current portion	6,688	7,837
Trade payables	88,754	90,442
Others	105,579	101,298
Total current liabilities	244,349	259,553

Bonds payable	11,468	17,370
Long-term borrowings[3]	202,613	201,577
Other liabilities	57,536	24,591
Total liabilities	515,966	503,091

Equity attributable to shareholders of the parent	346,900	317,043
Non-controlling interests	26,467	22,510
Total liabilities & shareholders’ equity	889,333	842,644

Current ratio	1.28	1.13
Net debt to equity ratio	0.46	0.63

3 Borrowings include bank loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2025	Sep. 30 2025	Dec. 31 2024	Dec. 31 2025	Dec. 31 2024
Cash Flows from Operating Activities
Income before tax	18,260	13,976	11,441	51,301	41,684
Depreciation & amortization	17,825	16,992	15,360	67,440	59,815
Other operating activities items	34,720	(16,342)	8,444	23,508	(10,711)
Net cash generated from operating activities	70,805	14,626	35,245	142,249	90,788
Cash Flows from Investing Activities
Net payments for property, plant and equipment	(37,776)	(44,920)	(31,546)	(162,149)	(78,614)
Other investment activities items	(818)	(996)	(11)	(3,495)	(5,295)
Net cash used in investing activities	(38,594)	(45,916)	(31,557)	(165,644)	(83,909)
Cash Flows from Financing Activities
Total net proceeds from (repayment of) borrowings and bonds	(20,783)	49,518	(1,952)	67,043	16,487
Dividends paid	-	(23,034)	-	(23,034)	(22,460)
Other financing activities items	426	1,234	(121)	1,260	(1,298)
Net cash generated from (used in) financing activities	(20,357)	27,718	(2,073)	45,269	(7,271)
Foreign currency exchange effect	5,473	5,929	3,167	(5,898)	9,601
Net increase in cash and cash equivalents	17,327	2,357	4,782	15,976	9,209
Cash and cash equivalents at the beginning of period	75,142	72,785	71,711	76,493	67,284
Cash and cash equivalents at the end of period	92,469	75,142	76,493	92,469	76,493